FOR IMMEDIATE RELEASE

April 4, 2000

George G. Hays
(602) 470-1414


                  ARIZONA INSTRUMENT CORPORATION (NASDAQ: AZIC)

                          AGREES TO BE ACQUIRED BY CEO

TEMPE,  ARIZONA,  April 4, 2000 . . . ARIZONA  INSTRUMENT  CORPORATION  (NASDAQ:
AZIC) and George G. Hays, its President and Chief Executive Officer, announced today that they had entered into a merger agreement pursuant to which Mr. Hays, Harold D. Schwartz, and G. James Hays would, subject to the terms and conditions in the agreement, acquire all of the Company's outstanding shares not owned by them at a price of $5.00 per share in cash.

The Special Committee of the Board of Directors of AZI, which was formed in August 1999 to explore strategic alternatives, has recommended the proposed transaction as being in the best interests of AZI stockholders. The Special Committee has received the opinion of Peacock, Hislop, Staley & Given, Inc., its financial advisor, that, subject to the assumptions and limitations set forth in its opinion, the $5.00 per share cash consideration to be received by the shareholders of Arizona Instrument Corporation pursuant to the merger is fair from a financial point of view to such shareholders.

The transaction is subject to the approval by AZI shareholder's and certain other customary conditions. AZI currently believes that the shareholder vote and the closing of the transaction (if approved by the shareholders) could occur in the second quarter of this year.

Mr. Hays has accepted commitments from Imperial Bank and Arizona Multibank Community Development Corporation to provide the necessary financing.

Arizona Instrument Corporation, an ISO 9000 registered company, designs, manufactures, and markets precision instruments used in quality control, industrial process control, and environmental monitoring applications.